PROSPECTUS SUPPLEMENT                                 RULES 424(b)(3) AND 424(c)

TO PROSPECTUS DATED OCTOBER 9, 1996                   REGISTRATION NO. 333-13133

AND PROSPECTUS SUPPLEMENT DATED

JULY 15, 1997

                                     [LOGO]

    U.S. Office Products Company (the "Company" or "USOP") has prepared this Prospectus Supplement to update the Company's Prospectus dated October 9, 1996, as supplemented by Prospectus Supplement dated July 15, 1997, covering 37,651,948 shares of the Company's common stock, $.001 par value (the "Common Stock").

    As previously reported, on May 22, 1997, the Company signed a definitive agreement (the "Agreement") to acquire Mail Boxes Etc. ("MBE"), the largest franchisor of business communication and postal service centers with more than 3,300 centers operating worldwide. Under the original terms of the Agreement, each outstanding share of MBE common stock was to be converted into one share of the Company's Common Stock, subject to certain conditions and adjustments as set forth in the Agreement. On October 7, 1997, the Company announced a three-for-two stock split in the form of a stock dividend (the "stock split") payable on November 6, 1997 to record holders as of October 23, 1997. To preserve the economic terms of the acquisition of MBE as originally agreed to by the Company and MBE prior the declaration of the stock split, the Company and MBE amended the Agreement as of October 9, 1997 (referred to also as the "Agreement") so that each outstanding share of MBE common stock will be converted into 1.5 shares of the Company's Common Stock, subject to certain conditions and adjustments as set forth in the Agreement. In connection with the acquisition, the Company and MBE have mailed, as of October 21, 1997, a proxy statement/prospectus to solicit the approval of MBE shareholders at a special meeting to be held on November 20, 1997. Assuming all of the conditions to the acquisition contained in the Agreement are satisfied or waived prior thereto, it is currently anticipated that the acquisition will be completed as soon as practicable following the MBE special meeting.

    On October 7, 1997 the Company announced a strategic alliance for telecommunications services with MCI Communications Corporation ("MCI"). The alliance includes the consolidation through MCI of the major telecommunications needs of the Company. In addition, the companies have agreed to work together to market and sell MCI products and services to the Company's customers. The Company and MCI are negotiating definitive agreements to finalize the terms of this service marketing arrangement.

    Jonathan J. Ledecky, the Company's Chairman of the Board and Chief Executive Officer, has recently been named the Non-Executive Chairman of U.S.A. Floral Products, Inc. ("USA Floral"), a company co-founded by Mr. Ledecky in April 1997 to create a national consolidator and operator of floral products distribution businesses, and Chairman of Consolidation Capital Corporation ("CCC"), a company founded by Mr. Ledecky in February 1997 to build consolidated enterprises through the acquisition of businesses in a variety of fragmented industries, other than the industries in which the Company is currently involved and certain other industries. U.S.A. Floral recently sold 5.0 million shares in its initial public offering at a price of $13.00 per share. Mr. Ledecky owns 1.1 million shares of the common stock of USA Floral. CCC has filed a registration statement with the Securities and Exchange Commission to register 25 million shares for sale to the public at a disclosed estimated price of $20.00 per share. Mr. Ledecky owns approximately 4.4 million shares of the common stock of CCC. CCC has stated that it intends to hire an executive management team with acquisition experience.

    The following financial information related to the Company is included as part of this Prospectus Supplement: (i) the Company's unaudited pro forma financial information as of July 26, 1997 and for the years ended April 26, 1997 and April 30, 1996 and 1995 and for the three months ended July 26, 1997 and July 27, 1996, reflecting, among other things, the pending acquisition of MBE; and (ii) the Company's unaudited financial information as of July 26, 1997 and April 26, 1997 and for the three months ended July 26, 1997 and July 27, 1996 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" related thereto.

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 22, 1997.

                          U.S. OFFICE PRODUCTS COMPANY
                    PRO FORMA COMBINED FINANCIAL STATEMENTS

    The unaudited pro forma financial statements give effect to, where applicable, acquisitions completed through July 26, 1997, the pending acquisition of Mail Boxes Etc. at an assumed exchange ratio of 1 on a pre-stock split basis and 1.5 on a post-stock split basis and, where applicable, the 3:2 stock split declared on October 7, 1997. The unaudited pro forma combined balance sheet gives effect to the pending acquisition of Mail Boxes Etc., as if the transaction had occurred as of USOP's most recent balance sheet date, July 26, 1997.

    The pro forma combined statement of income for the year ended April 26, 1997 gives effect to (i) the 77 acquisitions completed during fiscal 1997 which were accounted for under the purchase method of accounting (the "Fiscal 1997 Purchased Companies") as if such acquisitions had been made on May 1, 1996; (ii) the 15 acquisitions completed in the first quarter of fiscal 1998 which were accounted for under the purchase method of accounting (the "Fiscal 1998 Purchased Companies") as if all such acquisitions had been made on May 1, 1996;
(iii) the 7 acquisitions completed in the first quarter of fiscal 1998 which were accounted for under the pooling-of-interests method of accounting as if all such acquisitions had been made on May 1, 1996 (the "Fiscal 1998 Pooled Companies"); (iv) the Mail Boxes Etc. acquisition to be accounted for under the pooling-of-interests method of accounting as if such acquisition had been made on May 1, 1996; (v) the sales by USOP of 5 1/2% Convertible Subordinated Notes due 2003 in May and June 1996 (the "May Notes") in the principal amount of $230 million as if such sales had been made on May 1, 1996; (vi) the sale by USOP in September 1996 (the "September Stock Sale") of 1,250,000 shares of Common Stock as if such sale had been made on May 1, 1996; and (vii) the sales by USOP in February and March 1997 of 8,682,331 shares of Common Stock as if such sales had been made on May 1, 1996.

    The pro forma combined statement of income for the year ended April 26, 1997 includes (i) the audited financial statements of USOP for the year ended April 26, 1997; (ii) the audited financial statements of Mail Boxes Etc. for the year ended April 30, 1997; (iii) the unaudited financial information for the Fiscal 1997 and the Fiscal 1998 Purchased Companies for the period from May 1, 1996 to the consummation date; and (iv) the unaudited financial information for the Fiscal 1998 Pooled Companies for the most recently completed fiscal year.

    The pro forma combined statement of income for the three months ended July 26, 1997 includes the unaudited financial information of the Company and gives effect to the 15 Fiscal 1998 Purchased Companies as if all such acquisitions had been made on May 1, 1997.

    The pro forma combined statement of income for the three months ended July 27, 1996 includes the unaudited financial information of the Company and gives effect to the Fiscal 1997 and the Fiscal 1998 Purchased Companies as if all such acquisitions had been made on May 1, 1996.

    The pro forma combined statements of income for the years ended April 30, 1996 and 1995 include the historical financial information of USOP and give effect to the acquisition of Mail Boxes Etc. and the Fiscal 1998 Pooled Companies as if all such acquisitions had been made on May 1, 1994.

    In addition, the pro forma combined income statements give effect to tax adjustments for certain pooled companies that were S corporations, as if such earnings had been subject to corporate taxes for all periods presented.

    The pro forma adjustments are based upon preliminary estimates, available information and certain assumptions that management deems appropriate. The unaudited pro forma combined financial data presented herein does not purport to represent the results that USOP would have obtained had the transactions, which are the subject of pro forma adjustments, occurred at the beginning of the period, as assumed, or the future results of USOP. The pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in the Prospectus Supplement dated July 15, 1997.

                          U.S. OFFICE PRODUCTS COMPANY

                        PRO FORMA COMBINED BALANCE SHEET

                                 JULY 26, 1997

                                    (000'S)
                                  (UNAUDITED)

                                            U.S. OFFICE
                                             PRODUCTS     MAIL BOXES    PRO FORMA                PRO FORMA      PRO FORMA
                                              COMPANY        ETC.      ADJUSTMENTS  SUBTOTAL   ADJUSTMENTS(C)   COMBINED
                                           -------------  -----------  -----------  ---------  --------------  -----------
ASSETS
Current assets:
  Cash and cash equivalents..............   $    52,749    $  35,464    $ (88,213)(a)        --                        --
  Accounts receivable, net...............       443,775        6,612                  450,387                     450,387
  Inventory..............................       297,390          454                  297,844                     297,844
  Prepaid expenses and other current
    assets...............................        96,261       15,235                  111,496                     111,496
                                           -------------  -----------  -----------  ---------  --------------  -----------
    Total current assets.................       890,175       57,765      (88,213)    859,727                     859,727

Property and equipment, net..............       283,754        6,503                  290,257                     290,257
Intangible assets, net...................       720,971        5,154                  726,125                     726,125
Other assets.............................       119,800       20,863                  140,663                     140,663
                                           -------------  -----------  -----------  ---------  --------------  -----------
    Total assets.........................   $ 2,014,700    $  90,285    $ (88,213)  $2,016,772                  $2,016,772
                                           -------------  -----------  -----------  ---------  --------------  -----------
                                           -------------  -----------  -----------  ---------  --------------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term debt........................   $   288,982    $     442    $ (84,475)(a) $ 204,949                 $ 204,949
  Accounts payable.......................       212,316          994                  213,310                     213,310
  Accrued compensation...................        50,069        1,678                   51,747                      51,747
  Other accrued liabilities..............       106,341       10,455                  116,796                     116,796
                                           -------------  -----------  -----------  ---------  --------------  -----------
    Total current liabilities............       657,708       13,569      (84,475)    586,802                     586,802

Long-term debt...........................       387,300        3,738       (3,738)(a)   387,300                   387,300
Deferred income taxes....................         8,744                                 8,744                       8,744
Other long-term liabilities and minority
  interests..............................         8,008                                 8,008                       8,008
                                           -------------  -----------  -----------  ---------  --------------  -----------
    Total liabilities....................     1,061,760       17,307      (88,213)    990,854                     990,854

Stockholders' equity
  Common stock...........................            73       17,479      (17,468)(b)        84           42(c)        126
  Additional paid-in capital.............       853,025                    17,468(b)   870,493          (42)(c)    870,451
  Cumulative translation adjustment......       (44,959)                              (44,959)                    (44,959)
  Retained earnings......................       144,801       55,499                  200,300                     200,300
                                           -------------  -----------  -----------  ---------  --------------  -----------
    Total stockholders' equity...........       952,940       72,978       --       1,025,918                   1,025,918
                                           -------------  -----------  -----------  ---------  --------------  -----------
    Total liabilities and stockholders'
      equity.............................   $ 2,014,700    $  90,285    $ (88,213)  $2,016,772                  $2,016,772
                                           -------------  -----------  -----------  ---------  --------------  -----------
                                           -------------  -----------  -----------  ---------  --------------  -----------

                          U.S. OFFICE PRODUCTS COMPANY

                     PRO FORMA COMBINED STATEMENT OF INCOME

                       FOR THE YEAR ENDED APRIL 26, 1997

                                    (000'S)
                                  (UNAUDITED)

                                 U.S. OFFICE   FISCAL 1997    FISCAL 1998     FISCAL 1998
                                  PRODUCTS      PURCHASED      PURCHASED        POOLED                         PRO FORMA
                                   COMPANY    COMPANIES (C)  COMPANIES (C)   COMPANIES (C)   MAIL BOXES ETC.  ADJUSTMENTS
                                 -----------  -------------  -------------  ---------------  ---------------  -----------
Revenues.......................   $2,835,875    $ 389,707      $ 148,332       $  72,834        $  67,837
Cost of revenues...............   2,031,713       279,988         95,551          49,738           35,696
                                 -----------  -------------  -------------       -------          -------     -----------
  Gross profit.................     804,162       109,719         52,781          23,096           32,141         --
Selling, general and
  administrative expenses......     655,101        99,225         35,765          19,811           20,279      $   3,545(d)
                                                                                                                 (12,388)(e)
Non-recurring acquisition
  costs........................      16,245                                                                      (16,245)(f)
Restructuring costs............       4,395
                                 -----------  -------------  -------------       -------          -------     -----------
  Operating income.............     128,421        10,494         17,016           3,285           11,862         25,088
Interest expense...............      45,901         3,346          1,650             330                         (10,011)(g)
Interest income................      (7,632)         (212)          (249)                            (963)         9,056(h)
Other income...................      (3,689)       (2,173)          (282)            441
                                 -----------  -------------  -------------       -------          -------     -----------
Income before provision for
  income taxes and
  extraordinary items..........      93,841         9,533         15,897           2,514           12,825         26,043
Provision for income taxes.....      35,103         3,164          4,582           1,290            4,834         17,949(i)
                                 -----------  -------------  -------------       -------          -------     -----------
Income before extraordinary
  items........................   $  58,738     $   6,369      $  11,315       $   1,224        $   7,991      $   8,094
                                 -----------  -------------  -------------       -------          -------     -----------
                                 -----------  -------------  -------------       -------          -------     -----------
Weighted average common shares
  outstanding..................      61,174
Income per share before
  extraordinary items..........   $    0.96
                                 -----------
                                 -----------
Pro Forma income before
  extraordinary items..........   $  51,143(k)
                                 -----------
                                 -----------
Pro Forma income per share
  before extraordinary items...   $    0.84
                                 -----------
                                 -----------
Share and per share amounts
  adjusted to reflect 3:2 stock
  split:.......................
  Weighted average common
    shares outstanding.........
  Income per share before
    extraordinary items........


                                  PRO FORMA
                                  COMBINED
                                 -----------
Revenues.......................   $3,514,585
Cost of revenues...............   2,492,686
                                 -----------
  Gross profit.................   1,021,899
Selling, general and
  administrative expenses......     821,338

Non-recurring acquisition
  costs........................      --
Restructuring costs............       4,395
                                 -----------
  Operating income.............     196,166
Interest expense...............      41,216
Interest income................
Other income...................      (5,703)
                                 -----------
Income before provision for
  income taxes and
  extraordinary items..........     160,653
Provision for income taxes.....      66,922
                                 -----------
Income before extraordinary
  items........................   $  93,731
                                 -----------
                                 -----------
Weighted average common shares
  outstanding..................      85,807(j)
Income per share before
  extraordinary items..........   $    1.09
                                 -----------
                                 -----------
Pro Forma income before
  extraordinary items..........

Pro Forma income per share
  before extraordinary items...

Share and per share amounts
  adjusted to reflect 3:2 stock
  split:.......................
  Weighted average common
    shares outstanding.........     128,711
  Income per share before
    extraordinary items........   $    0.73
                                 -----------
                                 -----------

                          U.S. OFFICE PRODUCTS COMPANY

                     PRO FORMA COMBINED STATEMENT OF INCOME

                      FOR THE QUARTER ENDED JULY 26, 1997

                                    (000'S)

                                  (UNAUDITED)

                                                                       FISCAL
                                                        U.S. OFFICE     1998
                                                         PRODUCTS     PURCHASED   MAIL BOXES     PRO FORMA     PRO FORMA
                                                          COMPANY     COMPANIES      ETC.       ADJUSTMENTS    COMBINED
                                                        -----------  -----------  -----------  -------------  -----------
Revenues..............................................   $ 863,595    $  18,790    $  15,680        --         $ 898,065
Cost of revenues......................................     620,336       12,619        7,403        --           640,358
                                                        -----------  -----------  -----------       ------    -----------
  Gross profit........................................     243,259        6,171        8,277        --           257,707

Selling, general and administrative expenses..........     193,571        4,153        6,388            69(d)    204,181

Non-recurring acquisition costs.......................       4,405       --           --            (4,405)(f)     --
Restructuring costs...................................      --           --           --            --            --
                                                        -----------  -----------  -----------       ------    -----------
  Operating income....................................      45,283        2,018        1,889         4,336        53,526

Interest expense......................................      10,504          183       --               383(g)     10,304
Interest income.......................................        (629)         (12)        (322)          963(h)
Other income..........................................      (1,482)          53       --            --            (1,429)
                                                        -----------  -----------  -----------       ------    -----------
Income before provision for income taxes and
  extraordinary items.................................      36,890        1,794        2,211         3,756        44,651
Provision for income taxes............................      15,948          406        1,122         1,471(i)     18,947
                                                        -----------  -----------  -----------       ------    -----------
Income before extraordinary items.....................   $  20,942    $   1,388    $   1,089     $   2,285     $  25,704
                                                        -----------  -----------  -----------       ------    -----------
                                                        -----------  -----------  -----------       ------    -----------
Weighted average common shares outstanding............      73,440                                                85,872(j)
Income per share before extraordinary items...........   $    0.29                                             $    0.30
                                                        -----------                                           -----------
                                                        -----------                                           -----------
Pro Forma income before extraordinary items...........      20,613(k)
                                                        -----------
                                                        -----------
Pro Forma income per share before extraordinary
  items...............................................   $ 0.28
                                                        -----------
                                                        -----------
Share and per share amounts adjusted to reflect 3:2
  stock split: .......................................
  Weighted average common shares outstanding..........                                                           128,808
  Income per share before extraordinary items.........                                                         $    0.20
                                                                                                              -----------
                                                                                                              -----------

                          U.S. OFFICE PRODUCTS COMPANY

                     PRO FORMA COMBINED STATEMENT OF INCOME

                      FOR THE QUARTER ENDED JULY 27, 1996

                                    (000'S)
                                  (UNAUDITED)

                                          U.S. OFFICE   FISCAL 1997    FISCAL 1998
                                           PRODUCTS      PURCHASED      PURCHASED    MAIL BOXES    PRO FORMA    PRO FORMA
                                            COMPANY    COMPANIES (C)  COMPANIES (C)     ETC.      ADJUSTMENTS   COMBINED
                                          -----------  -------------  -------------  -----------  -----------  -----------
Revenues................................   $ 568,502    $   240,166     $  39,749     $  14,779                 $ 863,196
Cost of revenues........................     409,642        167,065        25,508         7,649                   609,864
                                          -----------  -------------  -------------  -----------  -----------  -----------
  Gross profit..........................     158,860         73,101        14,241         7,130       --          253,332

Selling, general and administrative
  expenses..............................     128,626         64,681         8,964         3,985       (4,482)(d)    204,379
                                                                                                       2,605(e)
Non-recurring acquisition costs.........       1,656                                     (1,656)(f)     --
Restructuring costs.....................                                                                           --
                                          -----------  -------------  -------------  -----------  -----------  -----------
  Operating income......................      28,578          8,420         5,277         3,145        3,533       48,953
Interest expense........................       8,832          2,518           376                     (1,422)(g)     10,304
Interest income.........................      (4,439)          (124)          (72)         (256)       4,891(h)
Other income............................        (169)          (554)          (53)                                   (776)
                                          -----------  -------------  -------------  -----------  -----------  -----------
Income before provision for income taxes
  and extraordinary items...............      24,354          6,580         5,026         3,401           64       39,425
Provision for income taxes..............       7,789          2,776         1,508         1,331        3,057(i)     16,461
                                          -----------  -------------  -------------  -----------  -----------  -----------
Income before extraordinary items.......   $  16,565    $     3,804     $   3,518     $   2,070    $  (2,993)   $  22,964
                                          -----------  -------------  -------------  -----------  -----------  -----------
                                          -----------  -------------  -------------  -----------  -----------  -----------
Weighted average common shares
  outstanding...........................      57,484                                                               85,951(j)
Income per share before extraordinary
  items.................................   $    0.29                                                            $     .27
                                          -----------                                                          -----------
                                          -----------                                                          -----------
Pro Forma income before extraordinary
  items.................................      12,780(k)
                                          -----------
                                          -----------
Pro Forma income per share before
  extraordinary items...................   $    0.22
                                          -----------
                                          -----------
Share and per share amounts adjusted to
  reflect 3:2 stock split:
  Weighted average common shares
    outstanding.........................                                                                          128,927
  Income per share before extraordinary
    items...............................                                                                        $    0.18
                                                                                                               -----------
                                                                                                               -----------

                          U.S. OFFICE PRODUCTS COMPANY

                     PRO-FORMA COMBINED STATEMENT OF INCOME

                       FOR THE YEAR ENDED APRIL 30, 1996

                                    (000'S)
                                  (UNAUDITED)

                                                 U.S. OFFICE
                                                  PRODUCTS                     FISCAL 1998              PRO FORMA   PRO FORMA
                                                   COMPANY    MAIL BOXES ETC.   POOLINGS    SUBTOTAL   ADJUSTMENT   COMBINED
                                                 -----------  ---------------  -----------  ---------  -----------  ---------
Revenues.......................................   $1,686,430     $  59,107      $  53,254   $1,798,791              $1,798,791
Cost of revenues...............................   1,246,647         31,071         33,852   1,311,570               1,311,570
                                                 -----------       -------     -----------  ---------  -----------  ---------
  Gross profit.................................     439,783         28,036         19,402     487,221                 487,221
Selling, general and administrative expenses...     372,180         14,361         16,480     403,021                 403,021
Non-recurring acquisition costs................       8,057                                     8,057                   8,057
Restructuring costs............................       3,214                                     3,214                   3,214
                                                 -----------       -------     -----------  ---------  -----------  ---------
  Operating income.............................      56,332         13,675          2,922      72,929                  72,929
Interest expense...............................      20,123                           400      20,523                  20,523
Interest income................................      (4,425)          (674)          (136)     (5,235)                 (5,235)
Other income...................................      (1,730)                        1,111        (619)                   (619)
                                                 -----------       -------     -----------  ---------  -----------  ---------
Income before provision for income taxes and
  extraordinary items..........................      42,364         14,349          1,547      58,260                  58,260
Provision for income taxes.....................       7,487          5,620            734      13,841   $  10,306(k)    24,147
                                                 -----------       -------     -----------  ---------  -----------  ---------
Income before extraordinary items..............   $  34,877      $   8,729      $     813   $  44,419   $ (10,306)  $  34,113
                                                 -----------       -------     -----------  ---------  -----------  ---------
                                                 -----------       -------     -----------  ---------  -----------  ---------
Weighted average common shares outstanding.....      45,583                                    59,781(j)               59,781(j)
Income per share before extraordinary items....   $    0.77                                 $    0.74               $    0.57
                                                 -----------                                ---------               ---------
                                                 -----------                                ---------               ---------
Pro forma income before extraordinary items....   $  21,945(k)
                                                 -----------
                                                 -----------
Pro forma income per share before extraordinary
  items........................................   $    0.48
                                                 -----------
                                                 -----------
Share and per share amounts adjusted to reflect
  3:2 stock split:
  Weighted average common shares outstanding...                                                                        89,672
  Income per share before extraordinary
    items......................................                                                                     $    0.38
                                                                                                                    ---------
                                                                                                                    ---------

                          U.S. OFFICE PRODUCTS COMPANY

                     PRO-FORMA COMBINED STATEMENT OF INCOME

                       FOR THE YEAR ENDED APRIL 30, 1995

                                    (000'S)

                                         U.S. OFFICE
                                          PRODUCTS                     FISCAL 1998              PRO FORMA    PRO FORMA
                                           COMPANY    MAIL BOXES ETC.   POOLINGS    SUBTOTAL   ADJUSTMENT    COMBINED
                                         -----------  ---------------  -----------  ---------  -----------  -----------
Revenues...............................   $1,041,304     $  50,351      $  52,329   $1,143,984               $1,143,984
Cost of revenues.......................     762,724         27,109         31,418     821,251                  821,251
                                         -----------       -------     -----------  ---------  -----------  -----------
  Gross profit.........................     278,580         23,242         20,911     322,733                  322,733

Selling, general and administrative
  expenses.............................     237,864         12,508         19,140     269,512                  269,512
Nonrecurring acquisition costs.........                                                --
Restructuring costs....................                                                --
                                         -----------       -------     -----------  ---------  -----------  -----------
  Operating income.....................      40,716         10,734          1,771      53,221                   53,221

Interest expense.......................       8,319           (447)           523       8,395                    8,395
Interest income........................      (1,135)                         (104)     (1,239)                  (1,239)
Other income...........................      (1,389)                          483        (906)                    (906)
                                         -----------       -------     -----------  ---------  -----------  -----------
Income before provision for income
  taxes and extraordinary items........      34,921         11,181            869      46,971                   46,971
Provision for income taxes.............       3,754          4,411            361       8,526   $  10,913(k)     19,439
                                         -----------       -------     -----------  ---------  -----------  -----------
Income before extraordinary items......   $  31,167      $   6,770      $     508   $  38,445   $ (10,913)   $  27,532
                                         -----------       -------     -----------  ---------  -----------  -----------
                                         -----------       -------     -----------  ---------  -----------  -----------

Pro forma income before extraordinary
  items................................   $  20,359(k)
                                         -----------
                                         -----------

                          U.S. OFFICE PRODUCTS COMPANY

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

                    (DOLLARS AND SHARE NUMBERS IN THOUSANDS)

1. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS

    (a) Adjustment to reflect the reduction in short-term and long-term debt of Mail Boxes Etc. and existing short-term debt of USOP.

    (b) Adjustment to reflect issuance of Common Stock to effect the acquisition of Mail Boxes Etc. at an assumed exchange ratio of 1.

    (c) Adjustment to reflect issuance of Common Stock to effect the acquisition of Mail Boxes Etc. at an assumed exchange ratio of 1.5 and the 3:2 stock split announced on October 7, 1997.

2. UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME ADJUSTMENTS

    (c) Includes the following with respect to Fiscal 1997 and 1998 Purchased companies and Fiscal 1998 Pooled Companies for the periods presented, which represent the results of the acquired companies from May 1, 1996 to consummation date:

                                                                     YEAR ENDED APRIL 26, 1997
                                                                                                           FISCAL 1998
                       FISCAL 1997 PURCHASED COMPANIES            FISCAL 1998 PURCHASED COMPANIES       POOLED COMPANIES
                  -----------------------------------------  -----------------------------------------  -----------------
                     SIGNIFICANT                                SIGNIFICANT                                SIGNIFICANT
                    ACQUISITIONS-    INDIVIDUALLY              ACQUISITIONS-    INDIVIDUALLY              ACQUISITIONS-
                  WHITCOULLS GROUP   INSIGNIFICANT           WHITCOULLS GROUP   INSIGNIFICANT           WHITCOULLS GROUP
                       LIMITED       ACQUISITIONS   TOTAL         LIMITED       ACQUISITIONS   TOTAL         LIMITED
                  -----------------  -----------  ---------  -----------------  -----------  ---------  -----------------
Revenue.........      $  98,905       $ 290,802   $ 389,707            N/A       $ 148,332   $ 148,332            N/A
Gross Profit....         37,888          71,831     109,719            N/A          52,781      52,781            N/A
Operating
  Income........          6,922           3,572      10,494            N/A          17,016      17,016            N/A


                  INDIVIDUALLY
                  INSIGNIFICANT
                  ACQUISITIONS     TOTAL
                  -------------  ---------
Revenue.........    $  72,834    $  72,834
Gross Profit....       23,096       23,096
Operating
  Income........        3,285        3,285

                                                                            THREE MONTHS ENDED JULY 27, 1996
                                                            FISCAL 1997 PURCHASED COMPANIES        FISCAL 1998 PURCHASED COMPANY
                                                       -----------------------------------------  --------------------------------

                                                          SIGNIFICANT                                SIGNIFICANT
                                                         ACQUISITIONS-    INDIVIDUALLY              ACQUISITIONS-    INDIVIDUALLY
                                                       WHITCOULLS GROUP   INSIGNIFICANT           WHITCOULLS GROUP   INSIGNIFICANT
                                                            LIMITED       ACQUISITIONS   TOTAL         LIMITED       ACQUISITIONS
                                                       -----------------  -----------  ---------  -----------------  -------------
Revenue..............................................      $  98,905       $ 141,261   $ 240,166            N/A        $  39,749
Gross Profit.........................................         37,888          35,213      73,101            N/A           14,241
Operating Income.....................................          6,922           1,498       8,420            N/A            5,277



                                                         TOTAL
                                                       ---------
Revenue..............................................  $  39,749
Gross Profit.........................................     14,241
Operating Income.....................................      5,277

    (d) Adjustments to reflect the increase in amortization expense relating to goodwill recorded in purchase accounting related to the Fiscal 1997 and Fiscal 1998 Purchased Companies. The goodwill is being amortized over an estimated life of 40 years.

    (e) Adjustment to reflect reductions in executive compensation as a result of the elimination of certain executive positions and the renegotiations of executive compensation agreements resulting from certain acquisitions.

    (f) Adjustment to reflect the elimination of non-recurring acquisition costs relating to pooling-of-interests business combinations.

    (g) Adjustment to reflect the decrease in interest expense resulting from the utilization of the proceeds from the September Stock Sale and the sales by USOP in February and March 1997 of 8,682 shares of Common Stock to repay outstanding indebtedness as if such sales had been made on May 1, 1994.

    (h) Adjustment to reflect the decrease in interest income resulting from the utilization of excess cash to repay outstanding indebtedness.

                          U.S. OFFICE PRODUCTS COMPANY

                                  (UNAUDITED)

                    (DOLLARS AND SHARE NUMBERS IN THOUSANDS)

    (i) Adjustment to calculate the provision for income taxes on the combined pro forma results at an effective income tax rate of approximately 42%. The difference between the effective tax rate of 42% and the federal statutory tax rate of 35% relates primarily to state income taxes and non-deductible goodwill.

    (j) The weighted average shares outstanding used to calculate pro forma earnings per share is comprised of the following:

                                                                        APRIL 26, 1997   JULY 27, 1996  JULY 26, 1997
                                                                        ---------------  -------------  -------------
Historical weighted average common shares outstanding.................        61,174          56,183         72,218
Shares assumed outstanding for the entire period related to issues for
  (i) the Fiscal 1997 and 1998 Purchased Companies and (ii) September
  Stock Sale and February and March 1997 Stock Sales..................        11,696          16,687            652
Shares to be issued for the acquisition of Mail Boxes Etc.............        11,300          11,300         11,300
USOP and Mail Boxes Etc. common stock Equivalents.....................         1,637           1,781          1,702
                                                                              ------          ------         ------
  Total...............................................................        85,807          85,951         85,872
                                                                              ------          ------         ------
                                                                              ------          ------         ------

    The weighted average shares outstanding used to calculate pro forma earnings per share, as adjusted to reflect the 3:2 stock split, is comprised of the following:

                                                                          APRIL 26,
                                                                            1997       JULY 27, 1996  JULY 26, 1997
                                                                        -------------  -------------  -------------
Historical weighted average common shares outstanding.................       91,761         84,275        108,327
Shares assumed outstanding for the entire period related to issues for
  (i) the Fiscal 1997 and 1998 Purchased Companies and (ii) September
  Stock Sale and February and March 1997 Stock Sales..................       17,544         25,030            978
Shares to be issued for the acquisition of Mail Boxes Etc. ...........       16,950         16,950         16,950
USOP and Mail Boxes Etc. common stock Equivalents.....................        2,456          2,672          2,553
                                                                        -------------  -------------  -------------
  Total...............................................................      128,711        128,927        128,808
                                                                        -------------  -------------  -------------
                                                                        -------------  -------------  -------------

    Net income per share for fiscal 1995 has not been presented as it is not considered meaningful due to the acquisitions of the Combined Companies and USOP's initial public offering in conjunction with the formation of USOP during fiscal 1994.

    (k) Adjustment to reflect the federal income taxes for certain acquisitions accounted for under the pooling-of-interest market which were taxed as subchapter S corporations as if these companies had been subject to taxation as C corporations. As a result of being subchapter S corporations, any tax liabilities prior to acquisitions were the responsibility of the individual company stockholders.

                                                                                                           THREE MONTHS ENDED
                                                                       FOR THE FISCAL YEAR ENDED
                                                                 -------------------------------------  ------------------------
                                                                  APRIL 30,    APRIL 30,    APRIL 26,    JULY 27,     JULY 26,
                                                                    1995         1996         1997         1996         1997
                                                                 -----------  -----------  -----------  -----------  -----------
Income before extraordinary items..............................   $  31,167    $  34,877    $  58,738    $  16,565    $  20,942
Pro forma income tax provision adjustment......................      10,805       12,932        7,595        3,785          329
                                                                 -----------  -----------  -----------  -----------  -----------
Pro forma income tax before extraordinary items................   $  20,359    $  21,945    $  51,143    $  12,780    $  20,613
                                                                 -----------  -----------  -----------  -----------  -----------
                                                                 -----------  -----------  -----------  -----------  -----------

              U.S. OFFICE PRODUCTS QUARTERLY FINANCIAL INFORMATION

                          U.S. OFFICE PRODUCTS COMPANY

                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                                          JULY 26,     APRIL 26,
                                                                                            1997          1997
                                                                                        ------------  ------------
                                                      ASSETS
Current assets:
  Cash and cash equivalents...........................................................  $     52,749  $     46,633
  Accounts receivable, less allowance for doubtful accounts of $11,489 and $10,383,
    respectively......................................................................       443,775       384,742
  Inventories.........................................................................       297,390       285,756
  Prepaid expenses and other current assets...........................................        96,261       104,090
                                                                                        ------------  ------------
    Total current assets..............................................................       890,175       821,221
  Property and equipment, net.........................................................       283,754       246,700
  Intangible assets, net..............................................................       720,971       647,225
  Other assets........................................................................       119,800       121,770
    Total assets......................................................................  $  2,014,700  $  1,836,916
                                                                                        ------------  ------------
                                                                                        ------------  ------------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt.....................................................................  $    288,982  $    151,248
  Accounts payable....................................................................       212,316       208,678
  Accrued compensation................................................................        50,069        43,152
  Other accrued liabilities...........................................................       106,341        90,487
                                                                                        ------------  ------------
    Total current liabilities.........................................................       657,708       493,565
  Long-term debt......................................................................       387,300       393,842
  Deferred income taxes...............................................................         8,744         8,676
  Other long-term liabilities and minority interests..................................         8,008         9,734
                                                                                        ------------  ------------
    Total liabilities.................................................................     1,061,760       905,817
                                                                                        ------------  ------------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.001 par value, 500,000 shares authorized, none outstanding
  Common stock, $.001 par value, 500,000,000 shares authorized, 72,870,162 and
    71,372,104 shares issued and outstanding, respectively............................            73            71
  Additional paid-in capital..........................................................       853,025       812,725
  Cumulative translation adjustment...................................................       (44,959)       (5,583)
  Retained earnings...................................................................       144,801       123,886
    Total stockholders' equity........................................................       952,940       931,099
                                                                                        ------------  ------------
    Total liabilities and stockholders' equity........................................  $  2,014,700  $  1,836,916
                                                                                        ------------  ------------
                                                                                        ------------  ------------

          See accompanying notes to consolidated financial statements.

                          U.S. OFFICE PRODUCTS COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                              THREE MONTHS ENDED
                                                                                            ----------------------
                                                                                             JULY 26,    JULY 27,
                                                                                               1997        1996
                                                                                            ----------  ----------
Revenues..................................................................................  $  863,595  $  568,502
Cost of revenues..........................................................................     620,336     409,642
                                                                                            ----------  ----------
Gross profit..............................................................................     243,259     158,860
Selling, general and administrative expenses..............................................     193,571     128,626
Non-recurring acquisition costs...........................................................       4,405       1,656
                                                                                            ----------  ----------
Operating income..........................................................................      45,283      28,578
Other (income) expense:
Interest expense..........................................................................      10,504       8,832
Interest income...........................................................................        (629)     (4,439)
Other.....................................................................................      (1,482)       (169)
                                                                                            ----------  ----------
Income before provision for income taxes..................................................      36,890      24,354
Provision for income taxes................................................................      15,948       7,789
                                                                                            ----------  ----------
Net income................................................................................  $   20,942  $   16,565
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Net income per share......................................................................  $      .29  $      .29
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Pro forma net income (see Note 3).........................................................  $   20,613  $   12,780
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Pro forma net income per share............................................................  $      .28  $      .22
                                                                                            ----------  ----------
                                                                                            ----------  ----------

          See accompanying notes to consolidated financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                                 (IN THOUSANDS)

                                  (UNAUDITED)

                                                                                              THREE MONTHS ENDED
                                                                                            ----------------------
                                                                                             JULY 26,    JULY 27,
                                                                                               1997        1996
                                                                                            ----------  ----------
Cash flows from operating activities:
  Net income..............................................................................  $   20,942  $   16,565
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization.........................................................      16,862       8,076
    Non-recurring acquisition costs.......................................................       4,405       1,657
    Equity in net income of affiliate.....................................................        (425)
    Other.................................................................................      (1,467)      2,941
    Changes in current assets and liabilities (net of assets acquired and liabilities assumed in business combinations accounted for under the purchase method):
      Accounts receivable.................................................................     (42,239)    (22,428)
      Inventory...........................................................................        (429)     (1,665)
      Prepaid expenses and other current assets...........................................       7,874      (1,543)
      Accounts payable....................................................................      (3,635)      6,275
      Accrued liabilities.................................................................       7,113       6,096
                                                                                            ----------  ----------
    Net cash provided by operating activities.............................................       9,001      15,974
                                                                                            ----------  ----------
Cash flows from investing activities:
  Cash used in acquisitions, net of cash received.........................................    (109,086)   (205,458)
  Additions to property and equipment, net of disposals...................................     (16,508)    (12,607)
  Cash received on sale of assets.........................................................       8,409
  Payments of non-recurring acquisition costs.............................................      (2,651)     (1,657)
  Other...................................................................................       1,625      (2,404)
                                                                                            ----------  ----------
    Net cash used in investing activities.................................................    (118,211)   (222,126)
                                                                                            ----------  ----------
Cash flows from financing activities:
  Increases (decreases) in short-term debt................................................     119,608     (31,900)
  Payments of long-term debt..............................................................      (5,762)    (57,736)
  Proceeds from issuance of long-term debt................................................         419     225,555
  Proceeds from exercises of stock options and warrants...................................       1,975       2,433
  Proceeds from issuance of common stock in Employee Stock Purchase Plan..................         832       1,149
  Payments of dividends at Pooled Companies...............................................      (1,319)     (5,126)
  Contributions of capital at Pooled Companies............................................       1,208
  Net change in cash due to conforming fiscal year-ends of certain Pooled Companies.......         (28)        301
                                                                                            ----------  ----------
      Net cash provided by financing activities...........................................     115,725     135,884
                                                                                            ----------  ----------
Effect of exchange rates on cash and cash equivalents.....................................        (399)        155
Net increase (decrease) in cash and cash equivalents......................................       6,116     (70,113)
Cash and cash equivalents at beginning of period..........................................      46,633     186,987
                                                                                            ----------  ----------
Cash and cash equivalents at end of period................................................  $   52,749  $  116,874
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                          U.S. OFFICE PRODUCTS COMPANY

                                 (IN THOUSANDS)

                                  (UNAUDITED)

                                                                                                THREE MONTHS ENDED
                                                                                             ------------------------
                                                                                              JULY 26,     JULY 27,
                                                                                                1997         1996
                                                                                             -----------  -----------
Supplemental disclosures of cash flow information:
  Interest paid............................................................................   $   2,854    $   3,393
  Income taxes paid........................................................................   $   9,833    $   2,811

    The Company issued common stock and cash in connection with certain business combinations accounted for under the purchase method during the three months ended July 26, 1997 and July 27, 1996. The fair values of the assets and liabilities of the acquired companies at the dates of the acquisitions are presented as follows:

                                                                                              THREE MONTHS ENDED
                                                                                            ----------------------
                                                                                             JULY 26,    JULY 27,
                                                                                               1997        1996
                                                                                            ----------  ----------
Accounts receivable.......................................................................  $   21,918  $   51,941
Inventory.................................................................................      17,773      84,987
Prepaid expenses and other current assets.................................................       2,686       5,706
Property and equipment....................................................................      39,513      74,144
Intangible assets.........................................................................     104,189     252,250
Other assets..............................................................................       1,164       2,027
Short-term debt...........................................................................      (4,417)    (65,695)
Accounts payable..........................................................................     (13,293)    (56,886)
Accrued liabilities.......................................................................     (10,575)     (9.668)
Long-term debt............................................................................     (14,795)    (73,622)
Other long-term liabilities and minority interest.........................................      (1,086)     (2,721)
                                                                                            ----------  ----------
  Net assets acquired.....................................................................  $  143,077  $  262,463
                                                                                            ----------  ----------
                                                                                            ----------  ----------
The acquisitions were funded as follows:
  Common stock............................................................................  $   33,991  $   57,005
  Cash....................................................................................     109,086     205,458
                                                                                            ----------  ----------
    Totals................................................................................  $  143,077  $  262,463
                                                                                            ----------  ----------
                                                                                            ----------  ----------

          See accompanying notes to consolidated financial statements.

                         U. S. OFFICE PRODUCTS COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JULY 26, 1997

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

NOTE 1--BASIS OF PRESENTATION

    The accompanying consolidated financial statements and related notes to consolidated financial statements include the accounts of U.S. Office Products Company and the companies acquired in business combinations accounted for under the purchase method (the "Purchased Companies") from their respective acquisition dates and give retroactive effect to the results of the companies acquired in business combinations accounted for under the pooling-of-interests method (the "Pooled Companies") for all periods presented.

    In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair presentation of such operations. All such adjustments are of a normal recurring nature. Operating results for interim periods are not necessarily indicative of results which may be expected for the year as a whole. It is suggested that these consolidated financial statements be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended April 26, 1997.

NOTE 2--STOCKHOLDERS' EQUITY

    Changes in stockholders' equity during the three months ended July 26, 1997 were as follows:

Stockholders' equity balance at April 26, 1997....................................  $ 931,099
  Issuance of common stock in connection with business combinations...............     33,991
  Issuance of common stock for employee stock purchase plan, net of expenses......        832
  Issuance of common stock for stock options exercised, including tax benefits....      2,947
  Contributions of capital at Pooled Companies prior to closing...................      2,533
  Adjustments to conform fiscal year-ends of certain Pooled Companies.............        (28)
  Cumulative translation adjustment...............................................    (39,376)
  Net income......................................................................     20,942
                                                                                    ---------
Stockholders' equity balance at July 26, 1997.....................................  $ 952,940
                                                                                    ---------
                                                                                    ---------

NOTE 3--UNAUDITED PRO FORMA INCOME TAX INFORMATION

    The following unaudited pro forma income tax information is presented in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as if certain Pooled Companies, which were subchapter S corporations prior to their business combinations with the Company, had been subject to federal income taxes throughout the periods presented:

                                                                                               THREE MONTHS ENDED
                                                                                              --------------------
                                                                                              JULY 26,   JULY 27,
                                                                                                1997       1996
                                                                                              ---------  ---------
Net income before pro forma adjustment, per the consolidated statement of income............  $  20,942  $  16,565
Provision for income taxes..................................................................        329      3,785
                                                                                              ---------  ---------
Pro forma net income........................................................................  $  20,613  $  12,780
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                         U. S. OFFICE PRODUCTS COMPANY

                                 JULY 26, 1997

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

NOTE 4--BUSINESS COMBINATIONS

    In fiscal 1997, the Company completed a total of 117 business combinations, 40 accounted for under the pooling-of-interests method and 77 accounted for under the purchase method. During the first quarter of fiscal 1998, the Company completed a total of 22 business combinations, 7 accounted for under the pooling-of-interests method and 15 accounted for under the purchase method.

    The Company's consolidated financial statements give retroactive effect to the acquisitions of the Pooled Companies for all periods presented. The following data presents the separate results, in each of the periods presented, of U.S. Office Products (excluding the results of the Pooled Companies prior to the dates on which they were acquired) and the Pooled Companies up to the dates on which they were acquired.

                                                                               U.S. OFFICE
                                                                                PRODUCTS      POOLED
                                                                                 COMPANY     COMPANIES    COMBINED
                                                                               -----------  -----------  ----------
Three months ended July 26, 1997:
  Revenues...................................................................   $ 846,960    $  16,635   $  863,595
  Net income.................................................................   $  23,740    $  (2,798)  $   20,942
Three months ended July 27, 1996:
  Revenues...................................................................   $ 316,351    $ 252,151   $  568,502
  Net income.................................................................   $   6,034    $  10,531   $   16,565

    The following presents the unaudited pro forma results of operations of the Company for the three month periods ended July 26, 1997 and July 27, 1996 as if all 92 of the companies acquired in business combinations accounted for under the purchase method, completed since the beginning of fiscal 1997, had been consummated at the beginning of fiscal year 1997. The pro forma results of operations include certain pro forma adjustments including the amortization of intangible assets and reductions in executive compensation:

                                                                                              THREE MONTHS ENDED
                                                                                            ----------------------
                                                                                             JULY 26,    JULY 27,
                                                                                               1997        1996
                                                                                            ----------  ----------
Revenues..................................................................................  $  882,386  $  848,418
Net income................................................................................      24,540      20,858
Net income per share......................................................................         .33         .28

    The pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of fiscal year 1997 or the results which may occur in the future.

NOTE 5--SUBSEQUENT EVENTS

    From July 26, 1997 to September 9, 1997, the Company completed three business combinations for an aggregate purchase price of $8.0 million, consisting of approximately $3.9 million of cash and 138,508 shares of the Company's common stock with a market value of approximately $4.1 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS.

    This quarterly financial information contains forward-looking statements that involve risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "intend," "may," "will," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed under the heading "Risk Factors" in the Prospectus Supplement dated July 15, 1997. The Company does not undertake any obligation to revise these forward-looking statements to reflect any future events or circumstances.

INTRODUCTION

    The following discussion should be read in conjunction with the Company's consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus Supplement.

    The Company's financial condition and results of operations have changed dramatically from its inception in October 1994 to July 26, 1997 as a result of its acquisition program. The Company completed 165 business combinations from its inception through the end of fiscal 1997. During the three months ended July 26, 1997, the Company completed an additional 22 business combinations, 15 of which were accounted for under the purchase method and seven of which were accounted for under the pooling-of-interests method. The Company's consolidated financial statements give retroactive effect to the business combinations accounted for under the pooling-of-interests method and include the results of companies acquired in business combinations accounted for under the purchase method from their respective acquisition dates.

CONSOLIDATED RESULTS OF OPERATIONS
  THREE MONTHS ENDED JULY 26, 1997 COMPARED TO THREE MONTHS ENDED JULY 27, 1996

    Historical revenues increased 51.9%, from $568.5 million for the three months ended July 27, 1996 to $863.6 million for the three months ended July 26, 1997. This increase was primarily due to the inclusion in the revenues for the three months ended July 26, 1997 of revenues from 92 companies acquired in business combinations accounted for under the purchase method after the beginning of fiscal 1997 (the "Purchased Companies"). Revenues for the three months ended July 27, 1996 include revenues from 17 of the Purchased Companies for a portion of such period.

    International revenues increased from $93.0 million, or 16.4% of consolidated revenues, for the three months ended July 27, 1996, to $257.6 million, or 29.8% of consolidated revenues, for the three months ended July 26, 1997. International revenues consisted primarily of revenues from New Zealand and Australia, with the balance from Canada and the United Kingdom. The increase in international revenues was primarily due to the inclusion, in the revenues for the three months ended July 26, 1997, of revenues from 20 companies that were acquired in business combinations accounted for under the purchase method on or after July 27, 1996, the most significant of which was Whitcoulls Group Limited, which the Company's wholly-owned subsidiary Blue Star Group Limited acquired on July 27, 1996.

    Gross profit increased 53.1%, from $158.9 million, or 27.9% of revenues, for the three months ended July 27, 1996, to $243.3 million, or 28.2% of revenues for the three months ended July 26, 1997. The increase in gross profit as a percentage of revenues was due primarily to a shift in revenue mix resulting in a higher proportion of revenues in traditionally higher margin products and services and as a result of improved purchasing and rebate programs negotiated with vendors.

    Selling, general and administrative expenses increased 50.5%, from $128.6 million, or 22.6% of revenues, for the three months ended July 27, 1996, to $193.6 million, or 22.4% of revenues for the three

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months ended July 27, 1996. The increase in selling, general and administrative expenses is due primarily to the inclusion of the Purchased Companies in the results for the three months ended July 26, 1997.

    The Company incurred non-recurring acquisition costs of $4.4 million and $1.7 million during the three months ended July 26, 1997 and July 27, 1996, respectively, in conjunction with business combinations accounted for under the pooling-of-interests method. These non-recurring acquisition costs included accounting and legal fees, investment banking fees, recognition of transaction related obligations and various other acquisition related costs. Generally accepted accounting principles require the Company to expense all acquisition costs (both those paid by the Company and those paid by the sellers of the acquired companies) related to business combinations accounted for under the pooling-of-interests method. The Company expects to incur similar costs in the future, as the Company anticipates completing additional acquisitions accounted for under the pooling-of-interests method, including the planned acquisition of Mail Boxes Etc.

    Interest expense, net of interest income, increased 124.8%, from $4.4 million for the three months ended July 27, 1996, to $9.9 million for the three months ended July 26, 1997. This increase in interest expense is primarily the result of increased borrowings under the Company's credit facility and the issuance of $230 million of convertible subordinated notes during May and June 1996 to fund the cash portion of acquisitions and to repay debt assumed in such acquisitions completed since the beginning of fiscal 1997. See "Liquidity and Capital Resources."

    Other income increased 773.5%, from $170,000 for the three months ended July 27, 1996, to $1.5 million for the three months ended July 26, 1997. Other income for the three months ended July 26, 1997 consisted primarily of a gain on the sale of an investment and equity in the net income of the Company's 49% investment in Dudley Stationery Limited ("Dudley"), the largest independent office products dealer in the United Kingdom. The Company acquired its 49% interest in Dudley in November 1996.

    Provision for income taxes increased from $7.8 million for the three months ended July 27, 1996 to $15.9 million for the three months ended July 26, 1997, reflecting effective income tax rates of 32.0% and 43.2%, respectively. The low effective income tax rate for the three months ended July 27, 1996, compared to the federal statutory rate of 35.0%, was primarily due to the fact that several of the companies included in the results for such period, which were acquired in business combinations accounted for under the pooling-of-interests method, were not subject to federal income taxes on a corporate level as they had elected to be treated as subchapter S corporations prior to being acquired by the Company. During the three months ended July 26, 1997, the high effective rate, compared to the federal statutory rate of 35.0%, was primarily due to the incurrence of non-deductible expenses, including amortization of goodwill and non-recurring acquisition costs. The Company expects to continue to incur such non-deductible expenses in the future, as the Company anticipates completing additional acquisitions, which could have the effect of increasing the Company's effective income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

    At July 26, 1997, the Company had cash of $52.7 million and working capital of $232.5 million. The Company's capitalization, defined as the sum of long-term debt and stockholders' equity, at July 26, 1997, was approximately $1.3 billion.

    During the three months ended July 26, 1997, net cash provided by operating activities was $9.0 million. The net cash provided by operating activities was negatively impacted by the increase in accounts receivable in the Company's Educational Supplies and Products Division as a result of seasonally high revenues during the period. Net cash used in investing activities was $118.2 million, including $109.1 million used for acquisitions and $16.5 million used for additions to property and equipment. Net borrowings increased $114.3 million during the three months ended July 26, 1997, primarily to fund the purchase prices of acquisitions and to repay higher-cost debt assumed in acquisitions.

    During the three months ended July 27, 1996, net cash provided by operating activities was $16.0 million. The net cash provided by operating activities was negatively impacted by the increase in accounts receivable in the Company's Educational Supplies and Products Division as a result of seasonally high revenues during the period. Net cash used in investing activities was $222.1 million, including $205.5 million used for acquisitions and $12.6 million used for additions to property and equipment. Net borrowings increased $135.9 million during the three months ended July 27, 1996, primarily to fund the purchase prices of acquisitions and to repay higher-cost debt assumed in acquisitions.

    At July 26, 1997, the Company had approximately $261.4 million outstanding under its $500.0 million credit facility (the "Credit Facility"), at an annual interest rate of approximately 7.1%, and $143.6 million and $95.0 million available under the Credit Facility for acquisition and working capital purposes, respectively.

    During the three months ended July 26, 1997, the New Zealand dollar weakened against the U.S. dollar ("USD"), with the exchange rate declining from $0.69 USD at April 27, 1997 to $0.65 USD at July 26, 1997. This resulted in a reduction in stockholders' equity, through a cumulative translation adjustment, of $39.7 million.

    From July 26, 1997 to September 9, 1997, the Company completed three business combinations for an aggregate purchase price of $8.0 million, consisting of approximately $3.9 million of cash and 138,508 shares of the Company's common stock with a market value of approximately $4.1 million.

    The Company anticipates that its current cash on hand, cash flow from operations and additional financing available under the Credit Facility will be sufficient to meet the Company's liquidity requirements for its operations through the remainder of the fiscal year. However, the Company is currently, and intends to continue, pursuing additional acquisitions, which are expected to be funded through a combination of cash and the issuance by the Company of shares of its common stock. To the extent that the Company elects to pursue acquisitions involving the payment of significant amounts of cash (to fund the purchase price of such acquisitions and the repayment of assumed indebtedness), the Company is likely to require additional sources of financing to fund such non-operating cash needs. Based on discussions with the agent for the syndicate of banks providing the Credit Facility (the "Agent"), the Company believes that it would be able to negotiate an amendment to the Credit Facility providing additional financing through an increase in the borrowing limit under the Credit Facility (or through a new bank borrowing facility provided by the Agent together with some or all of the banks that are members of the syndicate for the Credit Facility). There can be no assurance, however, that such additional financing would be made available to the Company, or would be provided on terms that the Company considers acceptable or desirable.

FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS

    The Company's business is subject to seasonal influences. The Company's revenues and profitability in its core office products business have been lower in the first two quarters of its fiscal year, primarily due to the lower level of business activity in North America during the summer months. The seasonality of the core office products business, however, is expected to be impacted by the seasonality of the Company's other operations, which have expanded through acquisitions. For example, the revenues and profitability of the Company's school supplies and school furniture business have been higher during the Company's first and second quarters and significantly lower in its third and fourth quarters, and the revenues and profitability of the Company's operations in New Zealand and Australia have generally been higher in the Company's third quarter. As the Company's mix of businesses evolves through future acquisitions, these seasonal fluctuations may continue to change. In addition, quarterly results also may be materially affected by the timing of acquisitions, the timing and magnitude of costs related to such acquisitions, variations in the prices paid by the Company for the products it sells, the mix of products sold, general economic conditions, and the retroactive restatement of the Company's consolidated financial statements for

                                       20
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acquisitions accounted for under the pooling-of-interests method. Therefore, results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent fiscal quarter or for a full fiscal year.

INFLATION

    The Company does not believe that inflation has had a material impact on its results of operations during fiscal 1997 or the first quarter of fiscal 1998.

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